                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)


                    Shelter Properties V Limited Partnership
 -----------------------------------------------------------------------------
                       (Name of Subject Company (Issuer)

                       AIMCO Properties, L.P. -- Offeror
 -----------------------------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                           Issuer or Other Person))

                           Limited Partnership Units
-------------------------------------------------------------------------------
                          (Title of Class Securities)

                                      None
-------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                Patrick J. Foye
                  Apartment Investment And Management Company
                           Colorado Center, Tower Two
                  2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101
 -----------------------------------------------------------------------------
                 Name, address, and telephone numbers of person
              authorized to receive notices and communications on
                           behalf of filing persons)

                                    Copy To:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                         Los Angeles, California 90071
                                 (213) 687-5000

                           Calculation of Filing Fee


Transaction valuation*                                     Amount of filing fee
$ 13,985,422                                               $ 2,797.94

* For purposes of calculating the fee only. This amount assumes the purchase of 19,002 units of limited partnership interest of the subject partnership for $736.00 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                    Filing Party:
                          ------------------               ---------------------
Form or Registration No.:                     Date Filed:
                         -------------------              ----------------------


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO PROPERTIES, L.P.
                  84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER
                           --
         8.       SHARED VOTING POWER
                           10,687
         9.       SOLE DISPOSITIVE POWER
                           --
         10.      SHARED DISPOSITIVE POWER
                           10,687
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           10,687
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 20.34%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO-GP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER
                            --
         8.       SHARED VOTING POWER
                            10,687
         9.       SOLE DISPOSITIVE POWER
                            --
         10.      SHARED DISPOSITIVE POWER
                            10,687
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            10,687
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                    Approximately 20.34%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER
                           --
         8.       SHARED VOTING POWER
                           33,553
         9.       SOLE DISPOSITIVE POWER
                           --
         10.      SHARED DISPOSITIVE POWER
                           33,553
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           33,553

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     Approximately 63.86%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  INSIGNIA PROPERTIES, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER
                           --
         8.       SHARED VOTING POWER
                           22,866
         9.       SOLE DISPOSITIVE POWER
                           --
         10.      SHARED DISPOSITIVE POWER
                           22,866
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           22,866
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                    Approximately 43.09%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO/IPT, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER
                           --
         8.       SHARED VOTING POWER
                           22,866
         9.       SOLE DISPOSITIVE POWER
                           --
         10.      SHARED DISPOSITIVE POWER
                           22,866
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           22,866
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     Approximately 43.52%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  COOPER RIVER PROPERTIES, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER
                           --
         8.       SHARED VOTING POWER
                           2,772
         9.       SOLE DISPOSITIVE POWER
                           --
         10.      SHARED DISPOSITIVE POWER
                           2,772
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,772
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     Approximately 5.18%

14.      TYPE OF REPORTING PERSON

                  OO

            TENDER OFFER STATEMENT/AMENDMENT NO. 18 TO SCHEDULE 13D

                  This Statement (the "Statement") constitutes (a) the Tender Offer Statement on Schedule TO of AIMCO Properties, L.P. (the "AIMCO OP"), relating to an offer to purchase units of limited partnership interest ("Units") of Shelter Properties V Limited Partnership (the "Partnership"); and
(b) Amendment No. 18 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on May 31, 1995, by Insignia Financial Group, Inc. ("Insignia") and SP V Acquisition, L.L.C. ("SP V"), as amended by (i) Amendment No. 1, filed with the commission on June 14, 1995, by Insignia and SP V, (ii) Amendment No. 2, filed with the Commission on June 21, 1995, by Insignia and SPIA, (iii) Amendment No. 3, filed with the Commission on July 12, 1995 by Insignia and SP V, (iv) Amendment No. 4, filed with the Commission on November 22, 1995, by Insignia and SP V, (v) Amendment No. 5, filed with the Commission on April 25,1997, by Insignia, Insignia Properties, L.P. ("IPLP"), SP V, Insignia Properties Trust ("IPI") and Andrew
L. Farkas, (vi) Amendment No. 6, filed with the Commission on June 20, 1997, by Insignia, IPLP, IPT and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on July 21, 1998, by Cooper River Properties, L.L.C. ("Cooper River"), Insignia, IPLP, IPT and Andrew L. Farkas, (viii) Amendment No. 8, filed with the Commission on August 18, 1998, by Cooper River, Insignia, IPLP, IPT and Andrew L. Farkas, (ix) Amendment No. 9, filed with the Commission on August 24, 1998, by Cooper River, Insignia, IPLP, IPT and Andrew L. Farkas, (x) Amendment No. 10, filed with the Commission on September 24, 1998, by Cooper River, Insignia, IPLP, IPT and Andrew L. Farkas, (xi) Amendment No. 11, filed with the Commission on October 26, 1998, by Cooper River, IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (xii) Amendment No. 12, filed with the Commission on June 10, 1999, by Cooper River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xiii) Amendment No. 13, filed with theCommission on July 8, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, AIMCO, (xiv) Amendment No. 14, filed with the Commission on July 30, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xv) Amendment No. 15, filed with the Commission on November 17, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (xvi) Amendment No. 16, filed on December 17, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (xvii) Amendment No. 17 filed on January 13, 2000 by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO.

                      -----------------------------------

                  The information in the "Offer to Purchase" of AIMCO Properties, L.P., dated May 31, 2000, (the "Offer"), Exhibit (a)(1) hereto, is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

Item 3.  Identity and Background of Filing Person.

                  (a) This Statement is being filed by AIMCO Properties, L.P., a Delaware limited partnership, and, insofar as this Statement constitutes Amendment No. 13 to the Schedule 13D, by AIMCO Properties, L.P., a Delaware limited partnership, Cooper River Properties, L.L.C., a Delaware limited liability company, Insignia Properties, L.P., a Delaware limited partnership, AIMCO/IPT, Inc., a Delaware corporation, AIMCO-GP, Inc., a Delaware corporation, and Apartment Investments and Management Company, a Maryland corporation (collectively, the "Reporting Persons"). The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices and telephone number of the Reporting Persons are located at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222; (303) 757-8101.

                  During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

                  Except as described in the Offer, none of the events set forth in Item 1005(b) of Regulation S-K has occurred.

Item 6.  Purposes of the Transaction and Plans or Proposals.

                  Except as set forth in the Offer, none of the events set forth in Item 1006 (c) of Regulations S-K is planned, proposed or being negotiated.

Item 7.  Source and Amount of Funds or Other Consideration.

                  Except as set forth in the Offer, there are no alternative plans to finance the tender offer and no plans to repay any borrowed funds used in the tender offer.

Item 8.  Interest in Securities of the Subject Company.

          AIMCO, Cooper River directly owns 2,722 Units, IPLP directly owns 20,144 Units, and AIMCO OP directly owns 10,687 Units (for an aggregate of 33,553 Units), representing approximately 5.18%, 38.34% and 20.34%, respectively, or a total of approximately 63.86% of the outstanding Units based on the 52,538 Units outstanding at December 31,1999.

         IPLP, AIMCO/IPT and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River by reason of each of their relationship with Cooper River. AIMCO/IPT and AIMCO may be deemed to beneficially own the units directly owned by IPLP by reason of each of their relationships with IPLP. Cooper River is a wholly owned subsidiary of IPLP, and AIMCO/IPT is the sole general partner of IPLP (owning approximately 66.17% of the total equity interests). AIMCO/IPT is a wholly owned subsidiary of AIMCO.

         AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP by each of their relationship with AIMCO OP. AIMCO-GP is a wholly owned subsidiary of AIMCO.

         Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 2,722 Units directly owned by it; (ii) IPLP is reporting that it shares the power to vote or direct the vote and the power to dispose and direct the disposition of the 20,144 Units owned by it and the 2,722 Units directly owned by Cooper River; (iii) AIMCO/IPT is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 2,722 Units directly owned by Cooper River and the 20,144 Units directly owned by IPLP; (iv) AIMCO OP is reporting that it shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 10,687 Units directly owned by it (vi) AIMCO-GP is reporting that it shares the power to vote or direct the disposition of the 10,687 Units owned by AIMCO OP; and (vii) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 2,722 Units directly owned by Cooper River, the 20,144 Units directly owned by IPLP and the 10,687 Units directly owned by AIMCO OP.

Item 10.  Financial Statements.

         The financial statements included in AIMCO OP's Annual Report on Form 10-K for the year ended December 31, 1999, which are listed on the Index to Financial Statements on page F-1 of such Report and for the Form 10-Q for the quarter ended March 31, 2000, are incorporated herein by reference. Such reports may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates and from the Commission's web site at www.sec.gov.

Item 12.  Exhibits.

         (a)(1)            Offer to Purchase, dated May 31, 2000
         (a)(2)(i)         Letter of Transmittal and related Instructions.
                           (Annex II to Exhibit (a)(1).)
         (a)(2)(ii)        Acknowledgment and Agreement.
         (a)(3) Letter, dated May 31, 2000, from AIMCO OP to the limited partners of the Partnership
         (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)
         (b)(2) Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)
         (b)(3) First Amendment to $345,000,000 Amended and Restated Credit Agreement, dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Current Report on Form 10-Q for quarter ended March 31, 2000, is incorporated herein by this reference.)
         (d)               Not applicable.
         (g)               Not applicable.
         (h)               Not applicable.
         (z)(1) Agreement of Joint Filing, dated May 31, 2000, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Cooper River.

Item 13.  Information Required by Schedule 13E-3.

                  Not applicable.

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 31, 2000
                                               AIMCO PROPERTIES, L.P.

                                               By: AIMCO-GP, INC.
                                                        (General Partner)

                                               By: /s/Patrick J. Foye
                                                   ---------------------------
                                                   Executive Vice President


                                               COOPER RIVER PROPERTIES, L.L.C.

                                               By: /s/Patrick J. Foye
                                                   ---------------------------
                                                   Executive Vice President


                                               AIMCO/IPT, INC.

                                               By: /s/Patrick J. Foye
                                                   ---------------------------
                                                   Executive Vice President


                                               INSIGNIA PROPERTIES, L.P.

                                               By: AIMCO/IPT, INC.
                                                    (General Partner)

                                               By: /s/Patrick J. Foye
                                                   ---------------------------
                                                   Executive Vice President


                                               AIMCO-GP, INC.

                                               By: /s/Patrick J. Foye
                                                   ---------------------------
                                                   Executive Vice President

                                               APARTMENT INVESTMENT
                                               AND MANAGEMENT COMPANY

                                               By: /s/Patrick J. Foye
                                                   ---------------------------
                                                   Executive Vice President

                                 EXHIBIT INDEX


EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------

         (a)(1)            Offer to Purchase, dated May 31, 2000
         (a)(2)(i)         Letter of Transmittal and related Instructions.
                           (Annex II to Exhibit (a)(1).)
         (a)(2)(ii)        Acknowledgment and Agreement.
         (a)(3) Letter, dated May 31, 2000, from AIMCO OP to the limited partners of the Partnership
         (b)(1)            Credit Agreement (Secured Revolving Credit
                           Facility), dated as of August 16, 1999, among AIMCO
                           Properties, L.P., Bank of America, Bank Boston,
                           N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August
                           16, 1999, is incorporated herein by this reference.)
         (b)(2)            Amended and Restated Credit Agreement, dated as of
                           March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union
                           National Bank. (Exhibit 10.20 to AIMCO Properties,
                           L.P.'s Annual Report on Form 10-K for the year ended
                           December 31, 1999, is incorporated herein by this reference.)
         (b)(3)            First Amendment to $345,000,000 Amended and Restated
                           Credit Agreement, dated as of April 14, 2000, among
                           AIMCO Properties, L.P., Bank of America, as
                           Administrative Agent, and U.S. Bank National
                           Association, as Lender. (Exhibit 10.4 to AIMCO's
                           Current Report on Form 10-Q for quarter ended March
                           31, 2000, is incorporated herein by this reference.)
         (d)               Not applicable.
         (g)               Not applicable.
         (h)               Not applicable.
         (z)(1)            Agreement of Joint Filing, dated May 31, 2000, among
                           AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Cooper
                           River.